March 4, 2020

Via E-MAIL AND EDGAR

Christopher Bellacicco

Attorney, Disclosure Review and Accounting Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Rule 485(a) Filing of SCM Trust (File Nos. 811-05617; 333-176060) on November 21, 2019

Dear Mr. Bellacicco:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with you on December 31, 2019 regarding the above-referenced filing of various new series funds (the “Funds”) of SCM Trust (“the Trust). Where applicable, the Trust will be amending the filing in response to certain comments as noted below (the “Amended Filing”).

Please see a summary of the Staff’s comments below, followed by responses on behalf of the Trust and the Funds. The initial 29 Comments related to the Shelton Emerging Markets Fund, and as applicable the Responses also refer to changes made to the other two separate Prospectuses and Statements of Additional Information (“SAIs”) in the above referenced filing relating to (i) the ICON Consumer Select Fund, the ICON Natural Resources Fund, the ICON Health and Information Technology Fund and the ICON Utilities and Income Fund and (ii) the ICON Equity Income Fund, the ICON Flexible Bond Fund and the ICON Equity Fund.

1.	Comment: Please include a cover letter with the Amended Filing explaining the background of the new Funds.

Response: The new Funds will commence operations in conjunction with the proposed reorganizations of the series open-ended funds of ICON Funds trust in various combinations into the Funds as described in the N-14 registration statement of the Trust filed on February 14, 2020 (Accession Number 0001398344-20-003619) (the “N-14”). The Trust will include a cover letter with the Amended Filing to that effect.

2.	Comment: For the Shelton Emerging Markets Fund and all other Funds, please update the table of contents in the Prospectuses.

Response: The tables of contents have been updated.

3.	Comment: For the Shelton Emerging Markets Fund, remove footnotes in the fee table and other disclosures relating to expense reimbursements as applicable.

Response: The footnotes and other disclosures have been revised to reflect that Shelton Capital Management (the “Adviser”) has contractually agreed to reimburse expenses incurred by the Acquiring Fund to the extent that total annual fund operating expenses (excluding acquired fund fees and expenses, certain compliance costs, and extraordinary expenses such as litigation or merger and reorganization expenses, for example) exceed 1.80% and 1.55% for Investor Class and Institutional Class shares, respectively, until May 22, 2021. The footnotes and other disclosures for all of the Funds have been similarly updated to reflect the agreed upon expense limitations as disclosed in the N-14.

4.	Comment: For the Shelton Emerging Markets Fund, include disclosure where appropriate that historic information relates to that of the predecessor ICON Emerging Markets Fund.

Response: The disclosure immediately following the Example of Expenses as been revised to state:

The Shelton Emerging Markets Fund of SCM Trust is the successor fund to the ICON Emerging Markets Fund (the “Predecessor Fund”), which is proposed to be reorganized into the Shelton Emerging Markets Fund on or about May 22, 2020. All historic performance and financial information presented is that of the Predecessor Fund, which was the accounting and performance survivor of the reorganization. Historic information presented for the Institutional Class and Investor Class shares is based on that of the Class A and Class S shares, respectively, of the Predecessor Fund.

Equivalent disclosure has been added in respect of each of the Funds in the other Prospectuses.

5.	Comment: Provide a representation to the Staff that the Trust will not sell shares of a Fund until after a reorganization in respect of such Fund has occurred.

Response: The Trust confirms that except for the issuance of an initial share to Shelton Capital Management for the sole purpose of allowing the Shelton Capital Management as the sole shareholder of each Fund to approve certain organizational items on behalf of each such Fund, it will not sell shares of a Fund until after a reorganization in respect of such Fund has occurred.

6.	Comment: Modify the disclosure regarding portfolio turnover to make clear that such turnover was that of the predecessor fund.

Response: The disclosure has been modified to state: “During the most recent fiscal year, the Predecessor Fund’s portfolio turnover rate was 78% of the average value of its portfolio.” Equivalent disclosure has been added in respect of each of the Funds in the other Prospectuses.

7.	Comment: Please explain in your letter response how the notional value of derivatives will be calculated when confirming compliance with the name test of Rule 35d-1 under the Investment Company Act, as amended (the “Fund Name Test”).

Response: For the Shelton Emerging Markets Fund and all Funds which use derivatives and are subject to the Fund Name Test, the market value of a Fund’s derivative investments will be used to calculate compliance with the Fund Name Test.

8.	Comment: Please ensure the Shelton Emerging Markets Fund prospectus includes principal risks which correspond to its principal investment strategies.

Response: The heading of the principal investment risk disclosures responsive to Item 4 of Form N-1A has been revised to read “Summary of Principal Risks”, and the heading of the investment risk disclosures responsive to Item 9 of Form N-1A has been revised to read “Principal and Other Investment Risks” which now includes all investment risks. Further, the heading “Additional Risks” has been removed from the Item 9 disclosures. The Trust notes there may have been some misunderstanding that this is a single statutory prospectus, and not a summary prospectus along with a statutory prospectus. The Trust believes the principal risks as summarized in the Item 4 disclosures and in certain instances elaborated more fully in the Item 9 disclosures correspond to the principal investment strategies.

Equivalent changes in disclosures have been added in respect of each of the Funds in the other Prospectuses.

9.	Comment: For the Shelton Emerging Markets Fund, please describe valuation risk consistently as either a principal risk or and additional risk.

Response: With the clarifying changes to the headings described in Response 8 above, valuation risk is now consistently disclosed as a principal risk.

10.	Comment: Please ensure that the inception dates of the Shelton Emerging Markets Fund are consistently disclosed on the cover and in the Prospectus.

Response: The dates of and within all the disclosures documents have been consistently revised to read March __, 2020. It is currently anticipated that the Funds will commence operations (have an investment inception date) on or about May 22, 2020 in conjunction with the reorganizations as described in the N-14.

11.	Comment: For the Shelton Emerging Markets Fund, the first instance of “Summary of Other Important Information About Fund Shares” seems to be out of order, and does not disclose information about both classes of shares.

Response: That section of the Prospectus should not have been included and has been deleted; the relevant information is now included later in the Prospectus.

12.	Comment: For the Shelton Emerging Markets Fund, under the heading “Investment Objective and Principal Strategies” please state the investment objective and whether it may be changed without approval of shareholders.

Response: The following sentences have been added immediately under the heading:

The Fund seeks to achieve long-term capital appreciation. This investment objective may not be changed without shareholder approval.

13.	Comment: For the Shelton Emerging Markets Fund, please ensure that the investment risk disclosures in response to Item 9 of form N-1A are not identical to disclosures in response to Item 4 of form N-1A.

Response: The Trust believes the risk disclosures are appropriately summarized and elaborated upon with the changes made as noted in Response 8 above.

14.	Comment: For the Shelton Emerging Markets Fund, if any disclosed investment risks are non-principal risks, please move them to the “Additional Risks” section.

Response: Please see Response 8 above.

15.	Comment: For the Shelton Emerging Markets Fund, consistent with Form N-1A Instruction 9(b)4, reconsider the disclosure regarding concentration risk if there is no investment intent to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries).

Response: Because the Fund will normally invest in the securities of approximately 30 to 50 issuers, the Trust believes the current concentration risk disclosure detailing the associated risks where a fund’s portfolio is concentrated in few companies or economic sectors, is appropriate and important in the context of many investors’ understanding of a relatively “concentrated portfolio” and does not conflict with the Fund’s fundamental investment restrictions relating to concentration in an industry or group of industries.

16.	Comment: For the Shelton Emerging Markets Fund, please further tailor the derivatives risk disclosure to more specifically cover the types of derivatives used.

Response: The following has been added as a second paragraph to the Fund’s derivatives risks disclosures:

The Fund may enter into foreign currency transactions to attempt to “hedge” the currency risk associated with investing in foreign securities. Although such transactions tend to minimize the risk of loss that would result from a decline in the value of the hedged currency, they also may limit any potential gain that might result should the value of such currency increase. The forecasting of currency market movement is extremely difficult, and whether any hedging strategy will be successful is highly uncertain.

17.	Comment: For the Shelton Emerging Markets Fund, please remove duplicative emerging markets risk disclosures.

Response: Please see Response 8 above; the Trust believes that the summary disclosure provided in response to Item 4 of Form N-1A and the additional detail provided in response to Item 9 of Form N-1A appropriately mesh to provide materially complete disclosure of these risks.

18.	Comment: For the Shelton Emerging Markets Fund, please relocate the disclosures relating to Portfolio Turnover to the investment strategies section unless it will be a principal risk if frequent trading is anticipated. Likewise, please relocate disclosure regarding Temporary Defensive Positions to the investment strategy section.

Response: The disclosures for both Portfolio Turnover and Temporary Defensive Positions have been relocated to the Investment Objective and Strategies section.

19.	Comment: For the Shelton Emerging Markets Fund, in the Fund Organization and Management section, please state the advisory fee as a percentage of NAV and disclose any applicable expense limit. Include disclosure that the basis for SCM Trust Board approval of the advisory contract may be found in the applicable shareholder report.

Response: The following disclosure has been added as the third paragraph of the section:

The Fund pays Shelton Capital Management an annual investment advisory fee equal to 1.00% of the Fund’s average daily net assets. Shelton Capital Management has contractually agreed to reimburse expenses incurred by the Fund to the extent that total annual fund operating expenses (excluding acquired fund fees and expenses, certain compliance costs, and extraordinary expenses such as litigation or merger and reorganization expenses, for example) exceed 1.55% and 1.80% for Institutional Class and Investor class shares, respectively, until May 22, 2021. This agreement may only be terminated with the approval of the SCM Trust Board. Shelton may be reimbursed for any foregone advisory fees or unreimbursed expenses within three fiscal years following a particular reduction or expense, but only to the extent the reimbursement does not cause the Fund to exceed applicable expense limits, and the effect of the reimbursement is measured after all ordinary operating expenses are calculated. Any such reimbursement is subject to the review and approval of the SCM Trust Board. A discussion regarding the basis for the Board of Trustee’s approval of the investment advisory contract of the Fund will be available in the Fund’s semi-annual report to shareholders for the period ending June 30.

20.	Comment: For the Shelton Emerging Markets Fund and other Funds, consider revising the disclosure under the heading Procedures to Limit Short-Term Trading in Fund Shares to specifically disclose the number of purchases and sales of shares within a certain period that will result in action to limit short-term trading.

Response: The Trust believes the current disclosure is an accurate disclosure of its policies, and provides adequate disclosure while not providing a degree of specific information that could limit the Trust’s ability to protect other shareholders by taking action as disclosed.

21.	Comment: For the Shelton Emerging Markets Funds and the other Funds, please add the missing 811 Investment Company Act registration number to the back cover of the prospectuses.

Response: The registration number has been added.

22.	Comment: For the Shelton Emerging Markets Fund, please disclose on page 2 of the SAI that the Fund is a diversified open-end investment management company.

Response: The requested disclosure has been added on page 1.

23.	Comment: For the Shelton Emerging Markets Fund, please confirm if the bold text “Foreign Currency Exchange-Related Securities” on page 21 of the SAI is a heading only.

Response: The referenced text was a heading only, and has been deleted as unnecessary.

24.	Comment: For the Shelton Emerging Markets Fund, please clarify on page 43 of the SAI which investment policies are fundamental.

Response: The sentence referencing non-fundamental investment restrictions in the second paragraph under the heading “Investment Restrictions Fundamental Investment Policies” was erroneously included and has been removed.

25.	Comment: For Shelton Emerging Markets Fund, confirm whether the second fundamental investment restriction relating to not investing 25% or more of the value of the Fund’s assets in securities of issuers in any one industry or group of industries is consistent with the concentration risk disclosure in the prospectus.

Response: For the reasons set forth in Response 15 the Trust believes the disclosure does not conflict with the concentration risk disclosure contained in the prospectus.

26.	Comment: For the Shelton Emerging Markets Fund and the other Funds, please disclose whether there is a lead independent trustee of the Trust.

Response: The following sentence has been added at the end of the paragraph under the heading “Board Leadership Structure and Standing Board Committees”:

Given the size of the Board and the shared responsibilities of the Independent Trustees, there is no “lead” Independent Trustees.

27.	Comment: For the Shelton Emerging Markets Fund, please conform the disclosed investment advisory fee to the fee table in the prospectus and include the expense limitation language from the prospectus.

Response: The requested changes have been made.

28.	Comment: For the Shelton Emerging Markets Fund, please conform the portfolio manager disclosure on pages 52-53 of the SAI to the prospectus disclosure.

Response. The disclosure had been revised to reflect that Andrew Manton is the only portfolio manager of the Fund.

29.	Comment: For the Shelton Emerging Markets Fund and the other Funds, please include references to the predecessor funds when referencing the financial statements at the end of the SAI.

Response: The requested changes have been made.

30.	Comment: for the ICON Diversified Funds prospectus and SAI, and for the ICON Sector Funds prospectus and SAI, please incorporate the foregoing Comments as applicable, including with respect to updating the tables of contents and conforming for consistent dates.

Response: Consistent changes have been made throughout the prospectuses and SAIs.

31.	Comment: For the Diversified Funds and the Sector Funds prospectus fee tables, please confirm and finalize all footnotes including expense limit disclosures.

Response: The requested changes have been made.

32.	Comment: For the Diversified Funds prospectus, in respect of the quantitative methodology please add additional disclosure describing any models used and appropriate risk disclosures about such models.

Response: The following disclosure has been added to the ICON Diversified Funds and ICON Sector Funds Principle Investment Strategies disclosures where applicable:

ICON’s quantitative methodology calculates intrinsic value using average earnings per share, future earnings growth estimates, beta, and bond yield. This calculated intrinsic value for each individual stock is aggregated by industry and sector which enables ICON to identify value opportunities within industries and sectors. ICON then employs a tactical, rotation-based process that tilts the Fund toward industries and sectors ICON believes will outperform.

The following disclosures has been added to the ICON Diversified Funds and ICON Sector Funds Principle Investment Risks disclosures:

Quantitative Model Risk. Quantitative models and the analysis of specific metrics are used to construct the Fund’s portfolio. The impact of these metrics on a stock’s performance can be difficult to predict, and stocks that previously possessed certain desirable quantitative characteristics may not continue to demonstrate those same characteristics in the future. In addition, relying on quantitative models entails the risk that the models themselves may be limited or incorrect, that the data on which the models rely may be incorrect or incomplete, and that ICON Advisers may not be successful in selecting companies for investment or determining the weighting of particular stocks in the Fund’s portfolio. Any of these factors could cause the Fund to underperform funds with similar strategies that do not select stocks based on quantitative analysis.

33.	Comment: For the ICON Equity Income Fund, please disclose any planned use of an options strategy and related indices as applicable.

Response: The anticipated use of options strategies will be limited to writing call options or purchasing put option on securities or securities indices to manage risk in relation to holding equities. These strategies are not expected to be a material enough in relation to the portfolio as a whole to require the reference to any particular index.

34.	Comment: For the ICON Equity Income Fund, add disclosures regarding risks of “junk bonds” as applicable.

Response: The following principal risk disclosure language has been added:

High Yield Risk. The Fund may invest 10% of its net assets in high yield securities (commonly known as “junk bonds”) which may be subject to greater levels of interest rate, credit and liquidity risk than investment grade securities. High yield securities may be considered speculative with respect to the issuer’s continuing ability to make principal and interest payments. An economic downturn or period of rising interest rates could adversely affect the market for junk bonds and reduce the Fund’s ability to sell these securities (liquidity risk). If the issuer of a security is in default with respect to interest or principal payments, the Fund may lose its investment in the issue.

35.	Comment: For the ICON Flexible Bond Fund, please ensure that AFFE is disclosed in a separate line item to the fee table if greater than one basis point.

Response: A separate line item for AFFE and footnote has been added to the fee table. Comment: On page 12 of the ICON Diversified Fund prospectus, please explain why the disclosure under “Multi-Cap Approach” refers to nine style boxes instead of six?

Response: Because there are three ranges of capitalization and three types of styles, the total possible combinations are nine.

36.	Comment: For both the ICON Diversified Funds and ICON Sector Funds prospectuses, please place disclosure for investment risks contained in the “Other Portfolio Investments and Strategies” section in an appropriate risk disclosure section.

Response: The requested change has been made and the risk disclosures have been moved to the “More About Risk” section in both prospectuses.

37.	Comment: For both the ICON Diversified Funds and ICON Sector Funds prospectuses, in the section describing “Fund Organization and Management”, please provide gross investment advisory fee information followed by any applicable expense limits.

Response. The requested changes have been made.

38.	Comment: For both the ICON Diversified Funds and ICON Sector Funds prospectuses, please provide a cross reference to the SAI regarding portfolio mangers’ ownership of the Funds and other information required by Form N-1A.

Response: The following sentence has been added under the heading “Other Information”:

The SAI provides additional information about the Board of Trustees, portfolio managers’ compensation, other accounts managed by each portfolio manager and the portfolio manager’s ownership of securities of the respectively managed Fund.

39.	Comment: For both the ICON Diversified Funds and ICON Sector Funds SAIs, under “Investment Management and Other Services” please include the expense limitation language from the prospectus and disclosures of the sub-advisory fees.

Response: The requested disclosures have been added.

40.	Comment: For the ICON Sector Funds prospectus, please conform the disclosures on the cover page regarding the availability of paper copies of shareholder reports to those of the ICON Diversified Funds prospectus.

Response: The requested changes have been made.

41.	Comment: For the ICON Sector Funds prospectus, in respect of the quantitative methodology please add additional disclosure describing any models used and appropriate risk disclosures about such models.

Response: The following disclosure has been added to the ICON Sector Funds Principle Investment Strategies disclosures where applicable:

ICON’s quantitative methodology calculates intrinsic value using average earnings per share, future earnings growth estimates, beta, and bond yield. This calculated intrinsic value for each individual stock is aggregated by industry and sector which enables ICON to identify value opportunities within industries and sectors. ICON then employs a tactical, rotation-based process that tilts the Fund toward industries and sectors ICON believes will outperform.

42.	Comment: For the ICON Consumer Select Fund, please remove redundant language in the principal investment strategies about the strategy not being changed unless the Fund shareholders are given at least 60 days prior notice.

Response: The requested change has been made.

43.	Comment: For the ICON Sector Funds SAI, please correct the Fund references in the “Investment Management and Other Services” section.

Response: The requested changes have been made.

44.	Comment: Please ensure the Principal Financial Officer of the Trust signs the amendment to the registration statement.

Response: The Trust will ensure registration statement amendment is signed as required.

Should you have any questions concerning the above, please call the undersigned at (303) 228-8983.

Very truly yours,

/s/ Gregory T. Pusch

General Counsel & CCO

Cc: Peter H. Schwartz, Davis Graham & Stubbs LLP (Counsel to SCM Trust)